1-15012

P.E. 9-1-02

02050029

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a press release dated August 2, 2002, regarding the announcement of the Company's preliminary earnings figures for the second quarter of 2002.

Hanaro Telecom, Inc.

FOR IMMEDIATE RELEASE

Contacts: Hanaro Telecom, Inc.
Kyu-June Hwang, Investor Relations
822-6266-2380
kyujune@hanaro.com
- or -
Taylor Rafferty, New York
Brian Rafferty
1-212-889-4350
Taylor Rafferty, London
Alex Jones
44-20-7936-0400
hanaro@taylor-rafferty.com

HANARO TELECOM ANNOUNCES 2002 SECOND QUARTER PRELIMINARY EARNINGS FIGURES

Seoul, South Korea – August 2, 2002 -- Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the company's preliminary earnings figures for the second quarter of 2002.

Revenues for the first half of 2002 recorded approximately KRW579.1 billion (US$ 481.6 million), up 57.0% compared to KRW368.8 billion last year. Net loss decreased significantly by 34.7% to KRW82.0 billion (US$ 68.2 million) compared to KRW125.5 billion for the first half of 2001.

Revenues for the second quarter 2002 estimated to be approximately KRW308.0 billion (US$ 256.2 million), up 13.6% compared to the first quarter while net loss for the quarter recorded KRW33.3 billion (US$ 27.7 million), down 31.6%.

Hanaro plans to announce full details of the company's 2Q02 earnings results on August 14, 2002.

Company Information

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephone across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package.

Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed American Depository Receipts (ADRs) on NASDAQ on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit the Investment Information section of Hanaro Telecom's website: http://ir.hanaro.com/eng/

Corporate Headquarters
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: August 2, 2002

By: ____________________
Name: Kyu June Hwang
Title: Managing Director